                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   -----------------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                       HIGHWAYMASTER COMMUNICATIONS, INC.
                     ---------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                  CUSIP NUMBER
                                  431263 10 2
                                  -----------
                                 (CUSIP Number)


                                  Mark D. Ein
                               The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                Suite 220 South
                             Washington, D.C. 20004
                                (202) 347-2626
                        ------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                             Daniel T. Lennon, Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                                 (202) 637-2200

                               September 27, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                If the filing person has previously filed a statement on
                Schedule 13G to report the acquisition which is subject of this
                Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                Check the following box if a fee is being paid with the statement: [X]

                                  SCHEDULE 13D



CUSIP No. 431263 10 2


1.   Name of Reporting Persons:

     Carlyle-HighwayMaster Investors, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group           (a) [   ]
                                                                (b) [ X ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                       [   ]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each
      Reporting Person with:

7.     Sole Voting Power:                                               0
                                                                ---------

8.     Shared Voting Power:                                     2,222,799
                                                                ---------

9.     Sole Dispositive Power:                                          0
                                                                ---------

10.    Shared Dispositive Power:                                2,222,799
                                                                ---------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:       (See Item 6 Below)                 2,222,799
                                                                ---------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                        [   ]

13.  Percent of Class Represented by Amount in Row (11):             9.0%
                                                                     ---

14.  Type of Reporting Person:

     PN

                                  SCHEDULE 13D



CUSIP No. 431263 10 2


1.   Name of Reporting Persons:

     Carlyle-HighwayMaster Investors II, L.P.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group    (a) [   ]
                                                         (b) [ X ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)               [     ]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each
      Reporting Person with:

7.   Sole Voting Power:                                         0
                                                           -------

8.   Shared Voting Power:                                  209,354
                                                           -------

9.   Sole Dispositive Power:                                     0
                                                           -------

10.  Shared Dispositive Power:                             209,354
                                                           -------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:       (See Item 6 Below)            209,354
                                                           -------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                 [   ]

13.  Percent of Class Represented by Amount in Row (11):      0.8%
                                                              ---

14.  Type of Reporting Person:

     PN

                                  SCHEDULE 13D


CUSIP No. 431263 10 2
          -----------

1.   Name of Reporting Persons:

     TC Group, L.L.C.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                (a) [   ]
                                                                     (b) [ X ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                             [   ]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each
      Reporting Person with:

7.   Sole Voting Power:                                                      0
                                                                     ---------

8.   Shared Voting Power:                                            2,723,468
                                                                     ---------

9.   Sole Dispositive Power:                                                 0
                                                                     ---------

10.  Shared Dispositive Power:                                       2,723,468
                                                                     ---------

11.  Aggregate Amount Beneficially Owned  Reporting Person:
     by Each             (See Item 6 Below)                          2,723,468
                                                                     ---------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                              [  ]

13.  Percent of Class Represented by Amount in Row (11):                  11.0%
                                                                     ---------

14.  Type of Reporting Person:               OO/*/

/*/ TC Group, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

                                  SCHEDULE 13D


CUSIP No. 431263 10 2
          -----------

1.   Name of Reporting Persons:

     TC Group Investment Holdings, L.L.C.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                (a) [   ]
                                                                     (b) [ X ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                             [   ]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting
     Person with:

7.   Sole Voting Power:                                                   0
                                                                       -------

8.   Shared Voting Power:                                              291,315
                                                                       -------

9.   Sole Dispositive Power:                                              0
                                                                       -------

10.  Shared Dispositive Power:                                         291,315
                                                                       -------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                      (See Item 6 Below)         291,315
                                                                       -------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                             [   ]

13.  Percent of Class Represented by Amount in Row (11):                  1.2%
                                                                          ---

14.  Type of Reporting Person:                 OO/**/

-------------------------
/**/ TC Group Investment Holdings, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

                                  SCHEDULE 13D


CUSIP No. 431263 10 2
          -----------

1.   Name of Reporting Persons:

     TCG Holdings, L.L.C.

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                (a) [   ]
                                                                     (b) [ X ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                             [   ]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                  0
                                                                     ---------

8.   Shared Voting Power:                                            2,723,468
                                                                     ---------

9.   Sole Dispositive Power:                                             0
                                                                     ---------

10.  Shared Dispositive Power:                                       2,723,468
                                                                     ---------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:               (See Item 6 Below)              2,723,468
                                                                     ---------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                             [    ]

13.  Percent of Class Represented by Amount in Row (11):                  11.0%
                                                                          ----

14.  Type of Reporting Person:               OO/***/


/***/ TCG Holdings, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

                                  SCHEDULE 13D


CUSIP No. 431263 10 2
          -----------

1.   Name of Reporting Persons:

     Mark D. Ein

     IRS Identification Number of Above Person:

     N/A

2.   Check the Appropriate Box if a Member of a Group                (a) [   ]
                                                                     (b) [ X ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                            [    ]

6.   Citizenship or Place of Organization

     United States citizen

     Number of Shares Beneficially Owned by Each
      Reporting Person with:

7.   Sole Voting Power:                                                   0
                                                                        ------

8.   Shared Voting Power:                                               28,611
                                                                        ------

9.   Sole Dispositive Power:                                            28,611
                                                                        ------

10.  Shared Dispositive Power:                                            0
                                                                        ------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                 (See Item 6 Below)               28,611
                                                                        ------


12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                            [    ]

13.  Percent of Class Represented by Amount in Row (11):                   0.1%
                                                                        ------


14.  Type of Reporting Person:       IN

Item 1.   Security and Issuer.
------    -------------------

          The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of HighwayMaster Communications, Inc., a Delaware corporation (the "Company"). The address of the Company is 16479 Dallas Parkway, Suite 710, Dallas, TX, 75248.


Item 2.   Identity and Background.
------    -----------------------

          (a)-(c), (f)  The names of the persons filing this Schedule 13D are
(i) Carlyle-HighwayMaster Investors, L.P., a Delaware limited partnership ("HM Investors"), (ii) Carlyle-HighwayMaster Investors II, L.P., a Delaware limited partnership ("HM Investors II"), (iii) TC Group, L.L.C., a Delaware limited liability company ("TC Group"), (iv) TC Group Investment Holdings, L.L.C., a Delaware limited liability company ("TCG Investment"), (v) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG"), and (vi) Mark D. Ein, a United States citizen (with HM Investors, HM Investors II, TC Group, TCG Investment, TCG and Mr. Ein being collectively referred to herein as the "Reporting Persons").

          TC Group is the sole general partner of HM Investors and HM Investors
II. TCG is the managing member of each of TC Group and TCG Investment. Mark D. Ein is an officer of TCG. William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein and James A. Baker, III (collectively, the "TCG Principals") are the executive officers of TCG and managing members of TCG. Each TCG Principal is a citizen and resident of the United States.

          The principal business of each of HM Investors and HM Investors II is investment in leveraged buyout transactions, venture capital situations and other opportunities. The principal business of each of TC Group, TCG and TCG Investment is that of a merchant and investment banking firm. The principal occupation of each of Mark D. Ein and each TCG Principal other than James A. Baker, III is the fulfillment of his duties as an officer of TCG. The principal business of James A. Baker, III is senior partner at the law firm of Baker & Botts, L.L.P. The business address of each of HM Investors, HM Investors II, TC Group, TCG, Mark D. Ein, and each TCG Principal other than James A. Baker, III is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004. The business address of James A. Baker, III is Baker & Botts, L.L.P., 1299 Pennsylvania Ave., N. W., Washington, D.C. 20004. The business address of TCG Investment is 900 Market Street, Suite 200, Wilmington, Delaware, 19801.

          (d) and (e). During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, none of the TCG Principals, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          On February 14, 1996, the Reporting Persons filed a Schedule 13G with respect to the Company to report their holdings of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") that were acquired by the Reporting Persons in transactions prior to the initail public offering of the Common Stock by the Company. These transactions were described in the Registration Statement filed by the Company in connection with its initial public offering. This Schedule 13D is being filed to report the acquisition of additional shares of Common Stock by certain of the Reporting Persons which occurred on September 27, 1996.

          The shares of Common Stock acquired that result in the filing of this
Schedule 13D were acquired as part of a recapitalization transaction of the Company (the "Recapitalization") consummated on September 27, 1996 (the "Closing Date"). On such date, certain promissory notes of the Company held by HM Investors and HM Investors II (and other holders of similar promissory notes), together with a portion of accrued but unpaid interest on such promissory notes, were exchanged by the Company for shares of Common Stock. No additional consideration was paid by the holders for the exchange of such promissory notes for shares of Common Stock. Immediately prior to the consummation of the Recapitalization, (i) HM Investors was the holder of promissory notes of the Company in the original aggregate principal amount of $5,187,536.53 (the "HM Investors Notes") and (ii) HM Investors II was the holder of promissory notes of the Company in the original aggregate principal amount of $488,604.30 (the "HM Investors II Notes"). On the Closing Date, pursuant to the Recapitalization,
(i) the Company issued to HM Investors in exchange for the HM Investors Notes together with the amount of $25,866.62 in accrued but unpaid interest on the HM Investors Notes, 417,072 shares of Common Stock, and (ii) the Company issued to HM Investors II in exchange for the HM Investors II Notes together with the amount of $2,436.33 in accrued but unpaid interest on the HM Investors II Notes, 39,283 shares of Common Stock.


Item 4.   Purpose of Transaction.
------    ----------------------

          All shares of the Common Stock held by the Reporting Persons are held by the Reporting Persons for investment purposes. Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional shares of the Common Stock or other securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, each Reporting Person may, from time to time, retain or sell all or a portion of his holdings of the shares of the Common Stock in the open market or in privately negotiated transactions, including, in the case of HM Investors, HM Investors II, TC Group, TCG and TCG Investment, by way of distribution of some or all of such shares of Common Stock to their partners or members, as applicable. Each Reporting Person may also have discussions with management regarding methods of increasing sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such person's review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

          Although the foregoing reflects activities presently contemplated by each Reporting Person with respect to the Company, the foregoing is subject to change at any time.

          Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board (other than the Amendment Proposal (as defined below)); (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a) HM Investors is the record owner of 2,222,799 shares of the Common Stock, which represent approximately 9.0% of the issued and outstanding shares of the Common Stock. HM

Investors II is the record owner of 209,354 shares of the Common Stock, which represent approximately 0.8% of the issued and outstanding shares of the Common Stock. TC Group is the sole general partner of HM Investors and HM Investors II, in which capacity TC Group may be deemed to be beneficial owner of the shares of the Common Stock owned by HM Investors and HM Investors II. TC Group is the record holder of 291,315 shares of the Common Stock, which represent approximately 1.2% of the issued and outstanding shares of the Common Stock and which are held of record by TC Group for the benefit of TCG Investment. TCG is the managing member of, and a holder of a controlling interest in, TC Group, the sole general partner of HM Investors and HM Investors II, in which capacity TCG may be deemed to be the beneficial owner of the shares of the Common Stock owned of record by TC Group, HM Investors and HM Investors II. TCG is also the managing member, and holder of a controlling interest in, of TC Group, in which capacity TCG may be deemed to be the beneficial owner of shares of the Common Stock owned beneficially and of record by TC Group. Mark D. Ein is the sole beneficial owner of 28,611 shares of the Common Stock (representing 0.1% of the issued and outstanding Common Stock), with sole power to direct the disposition of such shares.

          (b) HM Investors is the beneficial owner of 2,222,799 shares of the Common Stock and is deemed to share beneficial ownership of all such shares with TC Group and TCG by reason of TC Group's status as the sole general partner of HM Investors and TCG's status as the managing member, and holder of a controlling interest in, of TC Group.

          HM Investors II is the beneficial owner of 209,354 shares of the Common Stock and is deemed to share beneficial ownership of all such shares with TC Group and TCG by reason of TC Group's status as the sole general partner of HM Investors II and TCG's status as the managing member of, and holder of a controlling interest in, TC Group.

          TC Group is the beneficial owner of 2,723,468 shares of the Common Stock, inclusive of (i) 2,222,799 shares of the Common Stock owned directly by HM Investors, (ii) 209,354 shares of the Common Stock owned directly by HM Investors and (iii) 291,315 shares of the Common Stock held of record by TC Group for the benefit of TCG Investment, and is deemed to share beneficial ownership of all such shares with TCG by reason of TCG's status as managing member, and holder of a controlling interest in, of TC Group.

          TCG Investment is the beneficial owner of 291,315 shares of the Common Stock, inclusive of 291,315 shares of the Common Stock held of record by TC Group for the benefit of TCG Investment. TC Group shares the power to vote and dispose of such shares, and accordingly, TCG Investment is deemed to share beneficial ownership of all such shares with TC Group and TCG by reason of TC Group's power to vote and dispose of such shares, and by reason of TCG's status as managing member of, and holder of a controlling interest in, TC Group and TCG Investment.

          TCG is the beneficial owner of 2,723,468 shares of the Common Stock, inclusive of (i) 2,222,799 shares of the Common Stock owned of record by HM Investors, (ii) 209,354 shares of the Common Stock owned of record by HM Investors II and (iii) 291,315 shares of the Common Stock owned of record by TC Group.

          Mark D. Ein is the sole beneficial owner of 28,611 shares of the Common Stock.

          William E. Conway, Jr., Frank C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein and James A. Baker, III are managing members of TCG, and, in such capacity, such individuals may be deemed to share beneficial ownership of any shares of Common Stock owned by TCG. Such individuals expressly disclaim any such beneficial ownership.

          (c)  See Item 3.

          (d) Except as provided in Item 6 below, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company owned by the Reporting Persons.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with
------    -------------------------------------------------------------
Respect to Securities of the Issuer.
-----------------------------------

          On September 27, 1996, the Company entered into certain transactions with Southwestern Bell Wireless Holdings, Inc. ("SBWH"), including (i) the issuance and sale by the Company to SBWH of shares of the Company's Series D participating convertible preferred stock, par value $.01 per share, in exchange for cash consideration in the amount of $20,000,000 and (ii) the issuance by the Company to SBWH of warrants to purchase shares of Common Stock (the "SBWH Investment").

          Concurrently with the SBWH Investment, each of HM Investors and HM Investors II entered into a Recapitalization Agreement, dated as of September 27, 1996, by and among the Company and certain other stockholders of the Company listed therein (the "Recapitalization Agreement"), pursuant to which, among other things, (i) certain promissory notes of the Company held by HM Investors and HM Investors II, together with a portion of the accrued and unpaid interest thereon, were exchanged for shares of Common Stock and (ii) certain promissory notes of the Company held by certain other stockholders of the Company, together with a portion of the accrued and unpaid interest thereon, were exchanged for shares of Common Stock. A copy of the Recapitalization Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

          In connection with the SBWH Investment and the Recapitalization, the Reporting Persons entered into an Amended and Restated Stockholders' Agreement, dated September 27, 1996 (the "Stockholders' Agreement") by and among the Company, HM Investors, HM Investors II, TC Group, SBWH, H.M. Rana Investments Limited, Chase Manhattan Investment Holdings, Inc., Archery Partners, Clipper Capital Associates, L.P., Clipper/Merchant Partners, L.P., Clipper/Merban, L.P., Erin Mills International Investment Corporation, The Erin Mills Investment Corporation, Mark D. Ein, William C. Kennedy, Donald M. Kennedy, William C. Saunders, Robert T. Hayes and Robert S. Folsom. Pursuant to the Stockholders' Agreement, the parties thereto have agreed to, among other things, vote each share of the Common Stock owned in favor of the election of directors designated by certain parties to the Stockholders' Agreement, including one individual designated by the Reporting Persons. Under the stockholders' Agreement the Company has agreed to register the shares of Common Stock received pursuant to the Recapitalization with the Securities and Exchange Commission, subject to certain timing considerations. As a result of the Stockholders' Agreement, the parties thereto may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 and, accordingly, may be deemed to be the beneficial owners of all shares of the Common Stock subject to the Agreement. In total, 20,617,328 shares of the Common Stock, representing approximately 83.3% of the outstanding shares of the Common Stock, are subject to the Stockholders' Agreement. HM Investors, HM Investors II, TC Group, TCG, TCG Investment and Mark D. Ein do not affirm the existence of such a group and expressly disclaim beneficial ownership of the shares of the Common Stock held by the other parties to the Stockholders' Agreement. A copy of the Stockholders' Agreement is attached hereto as Exhibit 3 and incorporated herein by reference. The Reporting Persons have made a proposal to the Company to amend the Stockholders' Agreement (the "Amendment Proposal") to (i) release the Reporting Persons from any obligation to vote in favor of the election to the Board of Directors of the Company of any person nominated by any stockholder and (ii) cause the Reporting Persons to cease to have any right to cause the other stockholders party to the Stockholders Agreement to vote in favor of any individuals nominated for election to the Board of Directors of the Company by the Reporting Persons. It is anticipated that Mr. Ein would resign from the Board of Directors upon implementation of the Amendment Proposal.

          In connection with the SBWH Investment, each of HM Investors, HM Investors II and TC Group granted an irrevocable proxy to SBWH on September 30, 1996, granting SBWH the right to vote the shares of Common Stock held by each such party on such date in favor of approval of an amendment to the Company's Certification of Incorporation authorizing additional shares of capital stock of the Company and in favor of the approval of the issuance by the Company to SBWH of shares of Common Stock upon the exercise of certain warrants to purchase up to 5,000,000 shares of Common Stock held by SBWH. A copy of each Irrevocable Proxy granted by HM Investors, HM Investors II and TC Group is attached hereto as Exhibit 4 and incorporated herein by reference.

          Under certain circumstances, 979, 54,552, and 55,251 shares of Common Stock held of record by TC Group are subject to forfeiture to Clipper Capital Associates, L.P., Clipper/Merchant Partners, L.P. and Clipper/Merban, L.P., respectively, pursuant to a co-investment agreement entered into among such parties and TC Group.


Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

Exhibit 1. Joint Filing Agreement dated as of October 7, 1996, by and among Carlyle-HighwayMaster Investors, L.P., Carlyle-HighwayMaster Investors II, L.P., TC Group, L.L.C., TC Group Investment Holdings, L.L.C., TCG Holdings, L.L.C. and Mark D. Ein.

Exhibit 2. Recapitalization Agreement, dated as of September 27, 1996, by and among HighwayMaster Communications, Inc., Clipper Capital Associates, L.P., Clipper/Merban, L.P., Clipper/Merchant Partners, L.P., Carlyle-HighwayMaster Investors, L.P., Carlyle-HighwayMaster Investors II, L.P., Chase Manhattan Investment Holdings, Inc., H.M. Rana Investments Limited, Archery Partners, The Erin Mills Investment Corporation, The Erin Mills Development Corporation, Erin Mills International Investment Corporation, Robert T. Hayes and Robert S. Folsom.

Exhibit 3. Amended and Restated Stockholders' Agreement, dated as of September 27, 1996, by and among HighwayMaster Communications, Inc. and each of the stockholders identified therein.

Exhibit 4. Irrevocable Proxy, dated September 30, 1996, of each of Carlyle-HighwayMaster Investors, L.P., Carlyle-HighwayMaster Investors II, L.P. and TC Group, L.L.C.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 1996  CARLYLE-HIGHWAYMASTER INVESTORS, L.P.

                              By:   TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member



                                    By: /s/ Richard G. Darman
                                        -------------------------
                                         Name:  Richard G. Darman
                                                -----------------
                                         Title: Managing Director
                                                -----------------

                         CARLYLE-HIGHWAYMASTER INVESTORS II, L.P.

                              By:   TC Group, L.L.C., its General Partner

                                    By:  TCG Holdings, L.L.C., its Managing
                                         Member


                                    By: /s/ Richard G. Darman
                                        -------------------------
                                         Name:  Richard G. Darman
                                                -----------------
                                         Title: Managing Director
                                                -----------------


                         TC GROUP, L.L.C.

                              By:   TCG Holdings, L.L.C., its Managing Member


                                    By: /s/ Richard G. Darman
                                        -------------------------
                                         Name:  Richard G. Darman
                                                -----------------
                                         Title: Managing Director
                                                -----------------

                         TC GROUP INVESTMENT HOLDINGS, L.L.C.

                              By:   TCG Holdings, L.L.C., its Managing Member



                                    By:  /s/ Richard G. Darman
                                         -------------------------
                                         Name:  Richard G. Darman
                                                ------------------
                                         Title: Manager Director
                                                ------------------



                         TCG HOLDINGS, L.L.C.

                              By:   TCG Holdings, L.L.C., its Managing Member



                                    By:  /s/ Richard G. Darman
                                         -------------------------
                                         Name:  Richard G. Darman
                                                ------------------
                                         Title: Manager Director
                                                ------------------


                         /s/ Mark D. Ein
                         -----------------------------------------
                         MARK D. EIN

                                 EXHIBIT INDEX
                                 -------------





Exhibit 1.     Joint Filing Agreement dated as of
               October 7, 1996, by and among
               Carlyle-HighwayMaster Investors,
               L.P., Carlyle-HighwayMaster
               Investors II, L.P., TC Group,
               L.L.C., TC Group Investment
               Holdings, L.L.C., TCG Holdings,
               L.L.C. and Mark D. Ein.

Exhibit 2.     Recapitalization Agreement, dated
               as of September 27, 1996, by and
               among HighwayMaster
               Communications, Inc., Clipper
               Capital Associates, L.P.,
               Clipper/Merban, L.P.,
               Clipper/Merchant Partners, L.P.,
               Carlyle-HighwayMaster Investors,
               L.P., Carlyle-HighwayMaster
               Investors II, L.P., Chase
               Manhattan Investment Holdings,
               Inc., H.M. Rana Investments
               Limited, Archery Partners, The
               Erin Mills Investment Corporation,
               The Erin Mills Development
               Corporation, Erin Mills
               International Investment
               Corporation, Robert T. Hayes and
               Robert S. Folsom.

Exhibit 3.     Amended and Restated Stockholders'
               Agreement, dated as of September
               27, 1996, by and among
               HighwayMaster Communications, Inc.
               and each of the stockholders
               identified therein.

Exhibit 4.     Irrevocable Proxy, dated
               September 30, 1996, of each of
               Carlyle-HighwayMaster Investors,
               L.P., Carlyle-HighwayMaster
               Investors II, L.P. and TC Group, L.L.C.